

November 12, 2021

Mark Kalvoda
Chief Financial Officer
Titan Machinery Inc.
644 East Beaton Drive
West Fargo, ND 58078-2648

> **Re: Titan Machinery Inc.**
> **Form 10-K for the Fiscal Year Ended January 31, 2021**
> **Response dated November 5, 2021**
> **File No. 1-33866**

Dear Mr. Kalvoda:

We have reviewed your November 5, 2021 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our October 25, 2021 letter.

Form 10-K for the Fiscal Year Ended January 31, 2021

Management's Discussion and Analysis of Financial Condition and Results of Operations
Non-GAAP Financial Measures, page 38

1. We note your response to comment 1. Removing the impact of your valuation allowance appears to be an individually tailored income tax recognition method. Please revise your presentation to remove this adjustment or tell us why you believe it is not an individually tailored recognition method. Refer to Question 100.04 of the Staff's Compliance and Disclosure Interpretations on Non-GAAP Financial Measures.

Adjusted Cash Flow Reconciliation, page 42

2. We note your response to comment 2. Your response states that you consider cash flow adjusted for a constant percentage of equity in equipment inventory as a supplement to

GAAP cash flow. Further, your presentation of adjusted cash flow is reconciled to cash flow provided by operating activities which is a liquidity measure. In light of these facts, please explain in further detail how Adjusted Cash Flow is not a liquidity measure. Finally, please tell us your consideration of the guidance in Item 10(e)(1)(ii)(A) of Regulation S-K related to your adjustment for constant equity in equipment inventory.

 You may contact Tony Watson at (202) 551-3318 or Adam Phippen at (202) 551-3336 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Division of Corporation Finance
Office of Trade & Services